EX-99.1

Owlting Group (NASDAQ: OWLS) Issues CEO Letter to Shareholders Marking One Year on Nasdaq

OwlPay Harbor payment volume grew approximately 15-fold from April to September 2026, rising for eight consecutive months, as the Company builds regulated payment infrastructure for software platforms, financial institutions and AI agents

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Arlington, Virginia, United States, October 19, 2026 – Owlting Group (NASDAQ: OWLS) ("Owlting" or the "Company"), the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, today published a letter to shareholders from Founder and CEO Darren Wang marking the first anniversary of the Company's Nasdaq listing on October 16, 2025.

In the letter, Mr. Wang reviews the Company's first year as a public company, the early commercial performance of OwlPay Harbor,[1]the regulated payment infrastructure behind it, and the long-term opportunity he sees as software platforms and AI agents begin to move money across borders.

Highlights from the letter

•
Accelerating volume: OwlPay Harbor payment volume grew approximately 15-fold from April to September 2026, representing average compound monthly growth of more than 70%, and has increased for eight consecutive months.[2]
•
Growing client base: Enterprise clients exceeded 100 as of the date of this release, compared to 84 as of August 31, 2026.[3]
•
Global reach: Payments settled into approximately 50 countries and territories this year.[4]
•
Regulatory footprint: Money Transmitter Licenses or their equivalent in 42 U.S. states and an Electronic Payment Intermediary Service Provider (Bank API registration) in Japan.[5]
•
Long-term objectives reaffirmed:Approximately US$500 million in annual revenue from OwlPay and digital currency-enabled payment services by 2030, with gross margins of roughly 65% to 70% for digital currency payments at scale.[6]

“AI can make commerce smarter, but it does not make financial regulation disappear,” said Darren Wang, Founder and CEO at Owlting Group. “The hardest part of a payment is not the transfer button, but the infrastructure behind it, and that is what we have spent more than five years building. In our first year as a public company, we watched it begin to carry real global volume.”

The full text of the letter follows.

Letter to Shareholders – One Year on Nasdaq: From Vision to Execution

Dear Shareholders,

I have always had a simple dream: sending money anywhere in the world should feel as natural as sending a message on WhatsApp, Messenger, or X, whatever currency you hold and wherever you live.[7]

That dream is why we built OwlPay Harbor.

Making it real meant solving the hard parts first. Over the past five years, we invested in licenses, banking relationships, anti-money-laundering (AML) systems, fiat and digital currency conversion technology and cross-border liquidity networks.

On October 16, 2025, Owlting began trading on Nasdaq. One year later, that groundwork is turning into results.

From April to September 2026, OwlPay Harbor payment volume grew approximately 15-fold, an average compound monthly growth rate of more than 70%. September marked our eighth consecutive month of growth.

For us, 2026 is year one of OwlPay Harbor's commercial journey.

1. Our vision: global financial capabilities for every platform and AI agent

A message can reach any corner of the world in seconds. We want money to move with the same ease.

Global platforms and AI agents are ready to move money for billions of people. To do it across borders, they need licenses, banking partners, compliance controls such as know-your-customer and know-your-business checks (KYC/KYB), AML and sanctions screening, and liquidity in many currencies.

Harbor is designed to bring these capabilities together behind a single API. A platform can integrate once to access Owlting’s regulated payment networks, ready for its customers and, increasingly, for the AI agents acting on their behalf.

Today, businesses on Harbor send U.S. dollars or dollar-based digital currencies, and their recipients are paid in local currency into bank accounts in the destination market, with compliance built into every payment. Next, we plan to add conversion between different digital currencies and payment capabilities designed for AI agents and tokenized stocks.

Our goal is to give every app in the world a direct connection to global finance.

2. Four forces shaping our long-term opportunity

We see four structural trends driving the next decade of global financial activity:

•
AI agent commerce. McKinsey estimates that agentic commerce could reach US$3 trillion to US$5 trillion in global consumer commerce by 2030.[8]
•
Digital currency settlement.Citi projects fiat-backed digital currency issuance could reach US$1.9 trillion by 2030 in its base case, potentially supporting close to US$100 trillion in annual transaction activity.[9]
•
Tokenized assets, led by stocks. Citi projects tokenized financial assets could grow from about US$17 billion in 2026 to US$5.5 trillion by 2030 in its base case, with stocks the largest category at about US$3.6 trillion.[10]
•
Cross-border remittances. The World Bank estimates that global remittance flows reached approximately US$905 billion in 2024.[11]

All four run on the same foundation: compliant money movement, currency conversion, and settlement that connect digital activity to the real economy. Harbor is built to be that connection.

Our revenue opportunity grows with them, from payment fees to FX, conversion between fiat and digital currencies, and cross-border settlement services. Each bank, broker, fintech, enterprise platform, and AI ecosystem that integrates with Harbor extends the network's reach for everyone on it.

3. An advantage built over time

Global financial infrastructure takes years to assemble: regulatory permissions, trusted banking relationships, AML capabilities, and liquidity across currencies and jurisdictions. Our long-term investments include:

•
Money Transmitter Licenses or their equivalent in 42 U.S. states, with the ability to serve customers in 43 U.S. states
•
Registration as an Electronic Payment Intermediary Service Provider (Bank API registration) in Japan, with additional license applications in progress
•
Relationships with banks and cross-border fiat liquidity providers
•
Technology and integrations for conversion between fiat and digital currencies
•
Enterprise APIs with built-in KYC/KYB, AML and transaction monitoring

We are packaging some of the slowest and hardest parts of finance into services other businesses can plug into. We also use AI across engineering, compliance and operations, with the aim of enabling transaction volume to grow substantially faster than our operating costs.

4. Early evidence of execution

Since OwlPay Harbor entered commercial scaling in early 2026, transaction growth has been encouraging. Harbor's commercial footprint continues to widen:

•
Enterprise clients exceeded 100 as of the date of this release, compared to 84 as of August 31, 2026
•
Payments settled into approximately 50 countries and territories this year

The infrastructure we spent years building is becoming a commercial platform with global reach. We will keep scaling it with discipline, with a clear focus on operating efficiency, liquidity, risk management and capital allocation.

5. What comes next

We believe a company's lasting value comes from the size of the problem it solves and the amount of real economic activity that comes to rely on it.

Over the long term, we aspire for Harbor to support significantly greater annual transaction volume, and we will keep investing in technology, compliance, liquidity, and capital to get there.

For five years, we built the foundation.

In 2025, we entered the public markets.

In 2026, we began demonstrating commercial execution.

In 2027, we aim to take the next steps toward global scale.

By 2030, we are working toward approximately US$500 million in annual revenue from OwlPay and digital currency-enabled payment services, with gross margins of roughly 65% to 70% for digital currency payments at scale.

I believe that within the next decade, people will stop thinking about how their money crosses a border. It will simply arrive, as easily as a message. When that day comes, we intend for Harbor to be part of the reason why.

A year ago, we joined the public markets to build this company in the open, together with you. Every corridor we add and every partner that builds on Harbor brings that day closer.

We are building the financial infrastructure for the AI-powered global economy, and we are only getting started.

Thank you for your continued trust and support.

Darren Wang

Founder & CEO, Owlting Group (NASDAQ: OWLS)

Investor Information: Disclosure Channels

Owlting Group makes important information about the Company available through its investor relations website (https://investors.owlting.com/), press releases distributed via GlobeNewswire, filings with the U.S. Securities and Exchange Commission, and its official social media channels, including the Company’s LinkedIn page (@owlting) and X account (@OwlTing), as well as the LinkedIn (@darrenwangowlting) and X account (@owltingdarren) of its Founder and CEO, Darren Wang. Owlting encourages investors, members of the media, and other interested parties to monitor these channels, in addition to the Company’s press releases and SEC filings, as they may contain important information regarding the Company.

About Owlting Group

Owlting Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, founded in Taiwan with subsidiaries across the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. Its OwlPay platform is a fiat-digital currency hybrid payment solution that helps businesses move money across borders in the expanding digital economy. Recognized for rapid growth and industry leadership, Owlting was ranked No. 226 on the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list with a 42% compound annual revenue growth rate, and named among the key global players in a 2025 digital currency market report by CB Insights. For more information, visit www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “target,” “continue,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this press release include those regarding the Company’s long-term revenue and gross margin objectives for 2030, its aims for 2027, its long-term transaction volume aspirations, its expectations regarding operating leverage, products and capabilities under development, and the development of the AI agent, digital currency, tokenized asset and cross-border payment markets, each of which is subject to risks and uncertainties, including regulatory and licensing requirements, financing, liquidity, partner and customer execution, market demand, and other factors outside the Company’s control. Historical payment volume growth and enterprise client counts are not indicative of future payment volume, revenue, or profitability.

Third-Party Information

This press release may contain references to third-party companies, products, or services. Such references are provided for informational purposes only and do not constitute an endorsement, sponsorship, or recommendation by the Company unless expressly stated. The Company has not independently verified third-party market data referenced in this release. Any third-party data or figures referenced in this release do not represent the Company's transaction volume or revenue.

Product Availability

Certain products or services described in this press release may not be available in all jurisdictions and may be subject to regulatory requirements and compliance with applicable laws and regulations.

Owlting Group Media Relations

pr_office@owlting.com

Owlting Group Investor Relations

ir@owlting.com

[1] All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

[2] Operating metrics are unaudited, derived from the Company's internal records, and cover the period through September 30, 2026 unless otherwise stated. Payment volume refers to completed payment volume on OwlPay Harbor during the applicable calendar month. The growth multiple compares September 2026 with April 2026; average compound monthly growth is calculated over the five months in between, and actual monthly growth varied.

[3] Enterprise client counts are unaudited and include clients with an executed Services Agreement with the Company. The count as of the date of this release is approximate; the count as of August 31, 2026 was previously disclosed in "OwlTing Group (NASDAQ: OWLS) Reports OwlPay Harbor August Payment Volume Nearly Tripled Month Over Month," issued September 1, 2026 via GlobeNewswire. Please see https://www.globenewswire.com/news-release/2026/09/01/3353891/0/en/owlting-group-nasdaq-owls-reports-owlpay-harbor-august-payment-volume-nearly-tripled-month-over-month.html.

[4] Destination markets reflect completed transactions on OwlPay Harbor from January 1, 2026 through September 30, 2026, and are unaudited and derived from the Company's internal records.

[5] As of September 30, 2026, OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc., has obtained Money Transmitter Licenses or their equivalent in 42 U.S. states and is applying for licenses in additional states. The Company is also able to serve customers in one additional U.S. state, and the Company’s Japanese subsidiary is registered as an Electronic Payment Intermediary Service Provider (Bank API registration) in Japan. For a list of global licenses obtained, see https://www.owlting.com/owlpay/licenses?lang=en.

[6] The Company's long-term objectives of approximately US$500 million in annual revenue from OwlPay and digital currency-enabled payment services by 2030 and a gross margin of roughly 65% to 70% for digital currency payments at scale were most recently reiterated on the Company's first half 2026 earnings conference call held on August 21, 2026. A replay is available at https://investors.owlting.com/financials/quarterly-results.

[7] WhatsApp, Messenger and X are trademarks of their respective owners. References to these platforms illustrate potential use cases only and do not indicate any commercial relationship, partnership or endorsement.

[8] According to McKinsey & Company's “The agentic commerce opportunity: How AI agents are ushering in a new era for consumers and merchants” report published on October 17, 2025. Please see https://www.mckinsey.com/capabilities/quantumblack/our-insights/the-agentic-commerce-opportunity-how-ai-agents-are-ushering-in-a-new-era-for-consumers-and-merchants.

[9] According to a Citi Institute report on fiat-backed digital currencies published on September 25, 2025. Please see https://www.citigroup.com/global/insights/stablecoins-2030.

[10] According to Citi Institute's “Tokenization 2030: Wall Street On-Chain” report published in June 2026. Please see https://www.citigroup.com/rcs/citigpa/storage/public/Citi_Institute_GPS_Report_Tokenization_2030.pdf.

[11] According to the World Bank's “In 2024, remittance flows to low- and middle-income countries are expected to reach $685 billion, larger than FDI and ODA combined,” published on December 18, 2024 (Table 1, World). Please see https://blogs.worldbank.org/en/peoplemove/in-2024--remittance-flows-to-low--and-middle-income-countries-ar.